Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

December 16, 2019

Item 3:	News Release

A news release announcing the material change was issued on December 16, 2019 through GlobeNewswire. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On December 16, 2019, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Leagold Mining Corporation (“Leagold”) to combine in an at-market merger (the “Transaction”).

Item 5.1:	Full Description of Material Change

On December 16, 2019, the Company announced that it had entered into the Arrangement Agreement with Leagold to combine in an at-market merger.

Pursuant to the Transaction, Leagold shareholders will receive 0.331 of an Equinox Gold common share for each Leagold common share held (the “Exchange Ratio”). This implies at-market consideration of C$2.70 per Leagold common share, using closing prices for both Equinox Gold and Leagold common shares on the Toronto Stock Exchange (“TSX”) on December 13, 2019. At closing, existing Equinox Gold and Leagold shareholders will own approximately 55% and 45% of the merged company, respectively, on an issued share basis.

As part of the Transaction, Mr. Ross Beaty, the chairman of Equinox Gold, will subscribe for US$40 million in a private placement of Equinox Gold common shares at a price of US$6.18 per common share to maintain an approximate 9% interest in the Company (the “Equity Financing”). In addition, MDC Industry Holdings Company LLC (“MDC”), a wholly-owned subsidiary of Mubadala Investment Company, will subscribe for a new 5-year US$130 million convertible debenture bearing interest at 4.75% and convertible into Equinox Gold common shares at a fixed price of US$7.80 per share, for an approximate 25% premium over Equinox Gold’s US$6.18 share price (the “Convertible Debenture Financing”). Assuming completion of the Arrangement, the Convertible Debenture Financing and the conversion of all of the convertible notes held by MDC, including the US$130 million of certain convertible notes MDC currently holds (the “Mubadala Notes”), into Equinox Gold common shares in accordance with the terms of the convertible notes, MDC would hold an approximate 16.2% interest in the Company. To refinance existing debt and credit facilities of both Equinox Gold and Leagold, a syndicate of banks comprising The Bank of Nova Scotia, Société Générale, Bank of Montreal, and ING Capital LLC have provided underwritten commitments for a 5-year term loan of US$100 million and a 4-year revolving credit facility of US$400 million. These financings are subject to completion of definitive documentation, regulatory approvals and other customary closing conditions.

As a director of Equinox Gold, Mr. Beaty is a related party of Equinox Gold for the purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MDC is also a related party of Equinox Gold for the purposes of MI 61-101, as a result of its ownership of the Mubadala Notes, which are convertible into Equinox Gold common shares. Assuming conversion of the Mubadala Notes, MDC would own more than 10% of the issued and outstanding Equinox Gold common shares. The issuance of Equinox Gold common shares to Mr. Beaty pursuant to the Equity Financing and of convertible debentures to MDC pursuant to the Convertible Debenture Financing (the “Related Party Transactions”) constitute “related party transactions” under MI 61-101 because they involve the issuance by Equinox Gold of securities to related parties. Equinox Gold is relying on the fair market value not more than 25% of market capitalization exemption set out in sections 5.5(a) and 5.7(a) of MI 61-101 to be exempted from the MI 61-101 requirement for a formal valuation and minority shareholder approval with respect to the issuance of Equinox Gold common shares to Mr. Beaty pursuant to the Equity Financing and the issuance of convertible debentures to MDC pursuant to the Convertible Debenture Financing. The fair market value of the Related Party Transactions does not exceed 25% of the market capitalization of Equinox Gold, calculated in accordance with MI 61-101.

The completion of the Transaction will be subject to requisite shareholder, court and regulatory approval, including the approval of the TSX, the NYSE American (the “NYSE”) and the Mexican Federal Economic Competition Commission. The policies of the TSX also require that the issuance of the Equinox Gold common shares to Mr. Beaty pursuant to the Equity Financing be approved by a simple majority of the votes cast by disinterested Equinox Gold shareholders, being all Equinox Gold shareholders except for Mr. Beaty, represented in person or by proxy and entitled to vote on such resolution at the meeting of shareholders of Equinox Gold. Officers, directors and certain shareholders of Equinox Gold, who collectively hold 21% of Equinox Gold’s issued common shares, have entered into voting support agreements in favour of the Transaction. Officers, directors and certain shareholders of Leagold, who collectively hold 42% of Leagold’s issued common shares, have entered into voting support agreements in favour of the Transaction.

The board of directors of Equinox Gold (the “Equinox Gold Board”) and the board of directors of Leagold (the “Leagold Board”) have unanimously approved the Transaction and recommend that shareholders vote in favour of the Transaction. BMO Capital Markets has provided a fairness opinion dated December 13, 2019 to the Equinox Gold Board stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration Exchange Ratio is fair, from a financial point of view, to Equinox Gold. Scotia Capital Inc. has provided a fairness opinion dated December 14, 2019 to the special committee of Leagold and Leagold Board that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received under the Transaction is fair, from a financial point of view, to the shareholders of Leagold.

The special meetings of Equinox Gold shareholders and Leagold securityholders are expected to be held in January 2020. A joint management information circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to the shareholders of Equinox Gold and the securityholders of Leagold later this month in accordance with applicable securities laws. The Transaction is expected to close in the first quarter of 2020.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants including reciprocal non-solicitation and rights to match superior proposals, as well as a reciprocal US$20 million termination fee payable to either Equinox Gold or Leagold under certain circumstances.
Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report

December 19, 2019